14047545

Public

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51348 |

SEC Mail Processing Section
RECEIVED
MAR 03 2014
Washington DC
405

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Capital Management
Hollencrest Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle Suite 500
(No. and Street)

| Newport Beach | California | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pellizzon (949) 737-7700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/13/14

3/18/14

## OATH OR AFFIRMATION

I, Peter Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Capital Management, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 22nd day of January, 2014 by Peter Pellizzon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

Managing Director / COO / CCO
Title

NITA L. CHARLTON
Commission # 1965854
Notary Public - California
Orange County
My Comm. Expires Jan 7, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
Hollencrest Securities, LLC:

**Report on the Financial Statement**

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC, (the Company) as of December 31, 2013.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2013 conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

**Hollencrest Securities, LLC**
**Statement of Financial Condition**
**December 31, 2013**

**Assets**

| | |
|---|---|
| Cash | $ 123,478 |
| Receivables from clearing organizations | 2,938,007 |
| Deposit with clearing organization | 100,000 |
| Marketable securities, at market value | 56,250 |
| Loan receivable | 53,864 |
| Receivable from affiliate | 19,387 |
| Property and equipment, net | 160,427 |
| Receivable - other | 23,400 |
| Receivable from customers | 145,109 |
| Prepaid expense | 151,711 |
| **Total assets** | $ 3,771,633 |

**Liabilities and Members' Equity**

**Liabilities**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 250,067 |
| Commissions payable | 55,233 |
| Deferred rent | 79,160 |
| Pension payable | 197,133 |
| Deferred income | 873,085 |
| Note payable | 65,623 |
| **Total liabilities** | 1,520,301 |

Commitments and contingencies

**Members' equity**

| | |
|---|---|
| Members' equity | 2,251,332 |
| **Total members' equity** | 2,251,332 |
| **Total liabilities and members' equity** | $ 3,771,633 |

*The accompanying notes are an integral part of this financial statement.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Hollencrest Securities, LLC (the "Company") was formed as a California Limited Liability Company on June 12, 1998. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA"), a broker/dealer and Registered Investment Advisor with the Securities and Exchange Commission ("SEC"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a member of the the National Futures Association ("NFA") and a member with the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker with Commodity Futures Trading Commission ("CFTC"). The Company conducts business under the DBA Hollencrest Capital Management.

The Company provides investment and financial services to a variety of individual, trust, institutional, and corporate clients. The Company provides retail brokerage services, selling corporate equity and debt, OTC, municipals, and variable life insurance securities, as well as engaging in proprietary trading of securities for its own account. The Company also provides investment advisory services, and effects transactions in commodities and commodity futures as broker for others.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2013, the receivables from clearing organizations of $2,938,007 was pursuant to these clearance agreements.

## Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with JP Morgan Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2013 was $100,000.

## Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of investments in auction rate securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. At December 31, 2013, these securities are carried at their fair market value of $56,250 (See Note 7).

## Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | Useful Life |
|---|---|---|
| Furniture and Fixtures | $ 211,321 | 7 |
| Computer Equipment | 359,751 | 3 |
| Office Equipment | 30,223 | 5 |
| Software | 56,680 | 3 |
| Total cost of property and equipment | 657,975 | |
| Less: accumulated depreciation | (497,548) | |
| Property and equipment, net | $ 160,427 | |

## Note 6: INCOME TAXES

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

## Note 6: INCOME TAXES

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

## Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

**Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)**

| **Assets** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Auction rate securities | $ 56,250 | $ 56,250 | $ - | $ - |
| **Total** | $ 56,250 | $ 56,250 | $ - | $ - |

**Note 8: LOAN RECEIVABLE**

In September 2009, the Company loaned an employee $13,061. The loan is uncollateralized and is being repaid over 5 years, at an interest rate of 1% per annum. The outstanding balance of the loan at December 31, 2013, was $1,339.

In 2012 the Company loaned another employee $52,525. This loan is collateralized and is currently due with a pending payoff via escrow.

**Note 9: DEFERRED INCOME**

During 2011, the Company closed a Corporate Owned Life Insurance ("COLI") transaction that netted a $2,718,006 commission for the Company. The COLI transaction had a specific earn out period, during which a chargeback provision of up to 100% existed within the first 12 months, then reduced over the following four years. The Company recognized $696,266 of the COLI commission revenue during the year ended December 31, 2013. As of December 31, 2013, $873,085 of the commissions remained deferred.

**Note 10: NOTE PAYABLE**

In 2012, the Company borrowed $100,000 from Pacific Western Bank to finance fixed asset additions. The loan is guaranteed by the officers and is due in monthly installments over three years, at an interest rate of 5%. At December 31, 2013, the outstanding principal balance of the loan was $65,623.

## Note 11: RELATED PARTY TRANSACTIONS

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as investment advisor to the Fund. In addition to the Fund, there are two other related entities Triple Double Partners, LLC ("Triple") and Hollencrest Insurance Services ("Insurance") that share office space with the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 12: PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at the discretion of management

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management.

## Note 13: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 14: COMMITMENTS AND CONTINGENCIES

*Commitments*

On August 2, 2012, the Company signed a second amendment to its lease agreement for an additional sixty-five months that will expire on May 31, 2018. The lease contains provisions for rent escalations based on increases in certain costs incurred by the lessor.

**Note 14: COMMITMENTS AND CONTINGENCIES (Continued)**

At December 31, 2013, the minimum annual payments are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2014 | $ | 203,370 |
| 2015 | | 209,366 |
| 2016 | | 215,362 |
| 2017 | | 221,941 |
| 2018 & thereafter | | 93,690 |
| | $ | 943,729 |

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

**Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

**Note 15: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011) | After December 15, 2011 |
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013) | After December 15, 2013 |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013). | After December 15, 2013 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 16: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $1,688,996 which was $1,587,643 in excess of its required net capital of $101,353; and the Company's ratio of aggregate indebtedness ($1,520,301) to net capital was 0.9 to 1, which is less than the 15 to 1 maximum allowed.